SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                            Schedule 13G
              Under the Securities Exchange Act of 1934


                          (Amendment No. 9)

                   FOREMOST CORPORATION OF AMERICA
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                     (Title of Class Securities)

                              345469100
                           (CUSIP Number)









The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





















                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



                          Introductory Note


          This Schedule 13G is being filed by Nicholas Company, Inc., an investment adviser registered under the Investment Advisers Act of 1940. One or more of Nicholas Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement.
Pursuant to investment advisory agreements with its advisory clients, Nicholas Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

          This Schedule 13G is also being filed by Nicholas Fund, Inc., an open-end management investment company registered under the Investment Company Act of 1940. Nicholas Company, Inc. acts as the investment adviser to Nicholas Fund, Inc., and as such retains dispositive control of the shares in which Nicholas Fund, Inc. invests. Nicholas Fund, Inc. retains the beneficial ownership right to vote shares purchased by Nicholas Company, Inc. for its account.

          This Schedule 13G is also being filed by Albert O. Nicholas. Mr. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by the Nicholas Company, Inc. and Nicholas Fund, Inc. Mr. Nicholas, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Nicholas has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Nicholas Company, Inc.

          The aggregate number and percentage of the Issuer's securities to which this Schedule 13G relates is zero representing 0% of the Issuer's outstanding shares. The beneficial ownership reported by Albert O. Nicholas, Nicholas
Company, Inc., and Nicholas Fund, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

          As of December 31, 2000, Mr. Nicholas owned zero shares of the Issuer for his own account. He may be deemed to be the beneficial owner of zero shares of the Issuer as disclosed in
Item 4(c) of the Schedule G.







                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


CUSIP NO. 345469100
---------------------------------------------------------------------
1.             NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

               ALBERT O. NICHOLAS, S.S. ###-##-####
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2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
               (a)    [ ]
               (b)    [ ]
---------------------------------------------------------------------
3.             SEC USE ONLY:

---------------------------------------------------------------------
4.             CITIZENSHIP OR PLACE OF ORGANIZATION:

               ALBERT O. NICHOLAS IS A UNITED STATES CITIZEN
---------------------------------------------------------------------
               5.   SOLE VOTING POWER:  0

NUMBER OF      ------------------------------------------------------
SHARES         6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY       ------------------------------------------------------
EACH           7.   SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON         ------------------------------------------------------
WITH:          8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON:  0

               Refer to explanation of potential beneficial ownership in the introductory Note and Item 4(c) hereof.
---------------------------------------------------------------------
10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES:                                    [ ]
---------------------------------------------------------------------
11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

               0%
---------------------------------------------------------------------
12.            TYPE OF REPORTING PERSON

               IN
---------------------------------------------------------------------






                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


CUSIP NO. 345469100
---------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

              Nicholas Company, Inc., I.D. No. 39-1091673
---------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a)    [ ]
              (b)    [ ]
---------------------------------------------------------------------
3.            SEC USE ONLY:

---------------------------------------------------------------------
4.            CITIZENSHIP OR PLACE OF ORGANIZATION:

              NICHOLAS COMPANY, INC. IS A WISCONSIN CORPORATION
---------------------------------------------------------------------
              5.   SOLE VOTING POWER:  0

NUMBER OF     -------------------------------------------------------
SHARES        6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY      -------------------------------------------------------
EACH          7.   SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON        -------------------------------------------------------
WITH:         8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON:

              0
---------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES:                                     [ ]
---------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

              0%
---------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON:

              IA
---------------------------------------------------------------------







  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


CUSIP NO. 345469100
---------------------------------------------------------------------
1.            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON:

              Nicholas Fund, Inc., I.D. No. 39-1099162
---------------------------------------------------------------------
2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
              (a)    [ ]
              (b)    [ ]
---------------------------------------------------------------------
3.            SEC USE ONLY:

---------------------------------------------------------------------
4.            CITIZENSHIP OR PLACE OF ORGANIZATION:

              NICHOLAS FUND, INC. IS A MARYLAND CORPORATION
---------------------------------------------------------------------
              5.   SOLE VOTING POWER:  0

NUMBER OF     -------------------------------------------------------
SHARES        6.   SHARED VOTING POWER:  0
BENEFICIALLY
OWNED BY      -------------------------------------------------------
EACH          7.   SOLE DISPOSITIVE POWER:  0
REPORTING
PERSON        -------------------------------------------------------
WITH:         8.   SHARED DISPOSITIVE POWER:  0

---------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON:

              0
---------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES:                                     [ ]
---------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

              0%
---------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON:

              IA
---------------------------------------------------------------------






                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549



Item 1(a).    Name of Issuer.

              Foremost Corporation of America

Item 1(b).    Address of Issuer's Principal Executive Offices.

              5600 Beech Tree Lane
              Caledonia, MI  49316

Item 2(a).    Name of Persons Filing.

              Albert O. Nicholas, Nicholas Company, Inc., Nicholas
              Fund, Inc.

Item 2(b).    Address of Principal Business Office or, if None,
              Residence of All Persons Filing.

              700 North Water Street
              Milwaukee, Wisconsin  53202

Item 2(c).    Citizenship.

              Albert O. Nicholas - United States Citizen
              Nicholas Company, Inc. - Wisconsin Corporation
              Nicholas Fund, Inc. - Maryland Corporation

Item 2(d).    Title of Class of Securities

              Common Stock, $1.00 Par Value.

Item 2(e).    CUSIP Number.

              345469100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) [ ]  Broker or Dealer registered under Section 15 of the Act
     (b) [ ]  Bank as defined in Section 3(a)(6) of the Act
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
              Act
     (d) [x] Investment Company registered under Section 8 of the Investment Company Act
     (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see Sec. 240.13d-1(b)(1)(ii)(F)
     (g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)
Item 4.  Ownership.

         The percent of the class owned, as of December 31 of the year covered by this statement (2000) no longer exceeds ten percent for Nicholas Company, Inc. and Nicholas Fund, Inc., and no longer exceeds five percent for Nicholas Company, Inc. and Nicholas Fund, Inc., and the following information is provided as of that date including an identification of those shares, if any, which there is a right to acquire:

         (a)  Amount Beneficially Owned:

                   NICHOLAS COMPANY, INC. - 0 shares
                   NICHOLAS FUND, INC. - 0 shares
                   ALBERT O. NICHOLAS - 0 shares

         (b)  Percent of Class:

                   NICHOLAS COMPANY, INC. - 0%
                   NICHOLAS FUND, INC. - 0%
                   ALBERT O. NICHOLAS - 0%

         (c)  Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:
                        NICHOLAS FUND, INC. - 0,
                        ALBERT O. NICHOLAS - 0

              (ii)      shared power to vote or direct the vote:  0

              (iii)     sole power to dispose or to direct the
                        disposition of: NICHOLAS COMPANY, INC. - 0,
                        ALBERT O. NICHOLAS - 0

              (iv)      shared power to dispose or to direct the
                        disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person.

         Albert O. Nicholas is the Chief Executive Officer, Chairman, Director and majority shareholder of Nicholas Company, Inc. He owns no shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Nicholas Company, Inc.

         Nicholas Company, Inc. is an Investment Adviser registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule G applies.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company.

         N/A


Item 8.  Identification and Classification of Members of the Group.

         N/A


Item 9.  Notice of Dissolution of Group.

         N/A


Item 10.  Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2001


                                  /s/ALBERT O. NICHOLAS
                                  Albert O. Nicholas, in his
                                  individual capacity and as Chief
                                  Executive Officer and Chairman of
                                  Nicholas Company, Inc.












                      AGREEMENT RELATIVE TO THE
                       FILING OF SCHEDULE 13G


         THIS AGREEMENT, made as of the 12th day of February 2001, by and between NICHOLAS COMPANY, INC., a Wisconsin corporation (an investment adviser registered under Section 203 of the Investment Advisers Act of 1940)(the "Adviser"), and ALBERT O. NICHOLAS, Chief Executive Officer, Chairman, Director and majority shareholder of the Adviser (the "Affiliated Person");

                             WITNESSETH:

         WHEREAS, the Affiliated Person and the Adviser are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule G with respect to the following Issuer:

                   FOREMOST CORPORATION OF AMERICA
                      CUSIP No. 345469100; and

         WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule G; and

         WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

         WHEREAS, the Schedule G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

         WHEREAS, the Affiliated Person and the Adviser desire to file the Schedule 13G attached hereto on behalf of each of them.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the
Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as Chief Executive Officer and Chairman of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.


                                  /s/ALBERT O. NICHOLAS
                                  Albert O. Nicholas, in his
                                  individual capacity and as Chief
                                  Executive Officer and Chairman of
                                  Nicholas Company, Inc.